UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

THE MIDDLETON DOLL COMPANY

(Name of Issuer)

Common Stock, 6-2/3 cents par value per share

 (Title of Class of Securities)

59669P102

(CUSIP Number)

NorDruk Investment Company Limited Partnership

c/o Paul C. Drueke

8851 River Ridge

Middleville, Michigan 49333

(616) 821-5275

With a copy to:

Phillip D. Torrence, Esq.

Miller, Canfield, Paddock and Stone, P.L.C.

444 West Michigan Avenue
Kalamazoo, Michigan 49007

(269) 383-5804

(Name, address and telephone number of persons

authorized to receive notices and communications

on behalf of person(s) filing statement)

August 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59669P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NORDRUK INVESTMENT COMPANY LIMITED PARTNERSHIP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 279,400 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 279,400 (see Item 5)

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,400 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.3%(1)

14.	Type of Reporting Person (See Instructions) PN

 (1) Percentages are based on 3,802,589 shares of the Common Stock outstanding as of November 2, 2007 (as set forth in the Issuer’s Form 10-QSB, filed November 14, 2007, with the Securities and Exchange Commission).

CUSIP No. 59669P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAUL C. DRUEKE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,100 (see Item 5)

	8.	Shared Voting Power 304,510 (see Item 5)

	9.	Sole Dispositive Power 17,100 (see Item 5)

	10.	Shared Dispositive Power 304,510 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 321,610 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.5%(2)

14.	Type of Reporting Person (See Instructions) IN

(2) Percentages are based on 3,802,589 shares of the Common Stock outstanding as of November 2, 2007 (as set forth in the Issuer’s Form 10-QSB, filed November 14, 2007, with the Securities and Exchange Commission).

SCHEDULE 13D

The Schedule 13D filed with the Securities and Exchange Commission on August 20, 2007 by the Reporting Persons (the “Schedule 13D”) with respect to shares of the common stock, 6 2/3 cents par value per share (the “Common Stock”), issued by The Middleton Doll Company, a corporation organized under the laws of the State of Wisconsin (the “Issuer”) is hereby amended to furnish the additional information as provided herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

Security:                                                 Common Stock, 6 2/3 center par value per share

(CUSIP No. 59669P102)

Issuer:                                                    The Middleton Doll Company

1050 Walnut Ridge Drive

Hartland, WI 53029-8303

ITEM 2.  IDENTITY AND BACKGROUND.

(a)           This Schedule 13D is being filed by the Reporting Persons.

(b)           The business address of the Partnership is 8851 River Ridge, Middleville, Michigan 49333.  The business address of Mr. Drueke is 2100 Ray Brook, Suite 200, Grand Rapids, Michigan 49546.

(c)           (i)            The Partnership is a Michigan limited partnership that is engaged in the business of investing in securities primarily for the purpose of capital appreciation.  Mr. Drueke is general partner of the Partnership.

(ii)           Mr. Drueke is general partner of the Partnership and a stockbroker with Stifel Nicolaus & Company Incorporated (“Stifel”).  Stifel Nicolaus & Company Incorporated is a brokerage house and member of the New York Stock Exchange, American Stock Exchange and Midwest Stock Exchange, and has its principal business address at 500 North Broadway, St. Louis, Missouri 63102. Mr. Dreuke’s position as general partner of the Partnership are outside business activities of Mr. Drueke approved by Stifel, however, none of the views, statements or disclosures made in this Schedule 13D or its attachments shall be considered views, statements or disclosures of Stifel.

(d)           During the last five years, no Reporting Person has been convicted in a criminal proceeding.

(e)           During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Drueke is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchases reported under Item 5(c) were purchased by Mr. Drueke and his spouse with personal funds.  The aggregate amount of funds used in making all purchases since the date of event which required filing of this Schedule 13D was approximately $22,520.32 (including brokerage commissions).  See also the response to Item 5.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the Reporting Persons in purchasing shares of the Common Stock is to acquire an interest in the Issuer for purposes of investment.  While none of the Reporting Persons has any present intention to acquire majority ownership of the Issuer, depending upon market conditions and other facts the Reporting Persons may in the future acquire additional shares of the Common Stock in the open market with a view to acquiring a majority ownership interest and a greater voice in the affairs of the Issuer.  Depending upon the position of the management of the Issuer regarding purchases of shares of the Common Stock by the Reporting Persons, the acquisition of additional shares of the Common Stock by the Reporting Persons may be deemed to represent “control” of the Issuer.

                While none of the Reporting Persons is bound to any particular course of action or obligated to vote the shares of the Common Stock acquired by them in any particular manner, the Reporting Persons intend to prepare and present to the management of the Issuer various business strategies intended to enhance the value of the Common Stock.  Such strategies could include (i) a merger or other business combination of the Reporting Persons or a third party with the Issuer, (ii) the consolidation, sale, liquidation or other disposition of certain assets of the Issuer, and (iii) material changes in the business, operation or management of the Issuer (including, but not limited to, the consolidation or disposition of underperforming assets of the Issuer, the expansion of the products and services offered by the Issuer, the merger, consolidation or other business combination of the Issuer with a third party, making a tender offer for shares of the Issuer, taking the Issuer private in a “going private” transaction, and such other changes to the business and corporate structure of the Issuer as the Reporting Persons may deem to be in the best interests of the Issuer and the Reporting Persons), and (iv) material changes in the present capitalization or dividend policy of the Issuer.

The Reporting Persons believe that the Issuer’s actual performance is poor and significantly lower than its potential performance. As such, the Reporting Persons have encouraged the Issuer’s Board of Directors to pursue strategic alternatives, which may include some or all of the actions or matters described in this Item 4 to this Schedule 13D, in order to improve the actual performance of the Issuer’s stock. Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 20, 2007, which is incorporated herein in its entirety by this reference, is a letter from the Reporting Persons to the Issuer’s Board of Directors dated August 30, 2007, pursuant to which the Reporting Persons:

1.             Objected to the terms offered by the Issuer in the tender offer for the shares of the Issuer’s Preferred Stock pursuant to the Tender Offer Statement on Schedule TO filed by the Issuer with the SEC on August 15, 2007 (the “Tender Offer”).

2.             Requested that the Issuer form a shareholders’ committee consisting of three members to evaluate and recommend to the Board of Directors and the shareholders alternatives that could enhance shareholder value including but not limited to: (1) a split up, spin-off or sale of the financial services segment or consumer products segment; (2) a merger or outright sale of the Issuer (as a whole or in parts); or (3) a going private transaction.

3.             Requested that the two current directors elected by the holders of the Preferred Stock resign as directors.

4.             Requested that the members of the Board of Directors waive their right to receive any compensation until the Issuer turns profitable.

5.             Requested a copy of the Issuer’s shareholder lists.

The Issuer responded to the Reporting Person’s letter on November 21, 2007, rejecting the Reporting Persons’ request that the Issuer form a shareholders’ committee, rejecting the Reporting Persons’ request that the two current directors elected by the holders of the Preferred Stock resign as directors and rejecting the Reporting Persons’ request that the members of the Issuer’s Board of Directors waive their right to receive any compensation until the Issuer turns profitable.  The Reporting Persons feel that the Issuer’s response to their letter was an unacceptable response to legitimate shareholder concerns.  The Reporting Persons have been patient while the management of Issuer has attempted to turn the company profitable, however, the Report Persons believe that over 14 million dollars in losses over six consecutive years, as reported in the Tender Offer, is simply unacceptable.  Moreover, as holders of the Issuer’s Preferred Stock, the Reporting Persons expect that the Issuer will be able to uphold the redemption terms that accrue on July 1, 2008 at a price of $25.00 per share of the Preferred Stock, plus accrued dividends.  The Reporting Persons are further discouraged by the fact that although management states it is looking into strategic options to address the Issuer’s financial status, the Reporting Persons, as shareholders, have received no presentation from the Issuer regarding such strategic options or any appraisal or other explanation of why the Issuer continues to conduct business in the consumers product segment when such activities result in the Issuer incurring significant losses.  The Reporting Persons continue to be disappointed in the Issuer’s financial performance and feel that mismanagement of the Issuer’s business and finances is negatively affecting the value of their shares.  The Reporting Persons await the reporting of the Issuer’s financial performance for the fourth quarter of 2007 and continue to contemplate their next course of action, which may include the Reporting Persons seeking representation on the Board of Directors of the Issuer in the future and some or all of the actions described in Items (a) - (j) of the Instructions to Schedule 13D.

Any business strategies prepared by the Reporting Persons and presented to the management of the Issuer would be dependent upon, among other things, the Reporting Persons’ evaluation of (i) the Issuer’s businesses, operations and prospects, (ii) market trends and conditions for the Issuer’s various business segments, (iii) money and stock market trends and conditions, and (iv) economic trends and conditions in general.

Additionally, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider the matters described in Items (a) - (j) of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

*              *              *              *              *

Except as described in this Item, the Reporting Persons do not presently have any plans or proposals which relate to or would result in either (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(The number of issued and outstanding shares of the Common Stock upon which the various percentages set forth in this Schedule 13D are based does not include any outstanding securities convertible into the Common Stock or any shares of the Common Stock subject to any outstanding options.)  Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of the Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

 (a)          (i)            Based upon the Issuer’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007, as of November 2, 2007,  there were 3,802,589 shares of the Common Stock issued and  outstanding.  As of December 31, 2007, the Partnership beneficially  owned  (and had the sole  power to vote and  dispose  of)  279,400 shares of the Common Stock,  or  approximately 7.3% of the shares of the Common Stock issued and outstanding as of November 2, 2007.  As of November 21, 2007, the Partnership is also the beneficial owner of 11,000 shares of the Company’s Adjustable Rate Cumulative Preferred Stock, Series A (the “Preferred Stock”) or approximately 2.9% of the Company’s Preferred

Stock issued and outstanding as of September 30, 2007.  The Partnership, in its capacity as the beneficial holder of voting and investment authority of more than 5% of the Preferred Stock of the Issuer pursuant to Reg. 13d-3, separately files statements pursuant to Section 13 of the Securities Exchange Act of 1934, as amended with respect to the Preferred Stock.

(ii)           As of December 31, 2007, Mr. Drueke is the beneficial owner of 321,610 shares of the Common Stock, which constitute 8.5% of the shares of the Common Stock issued and outstanding as of November 2, 2007.  The number of shares of the Common Stock reported in this subsection (a)(ii) as beneficially owned by Mr. Drueke includes 17,100 shares of the Common Stock held by Mr. Drueke, individually.  The number of shares of the Common Stock reported in this subsection (a)(ii) as beneficially owned by Mr. Drueke also includes all of the shares of the Common Stock reported as beneficially owned by the Partnership.  The shares of the Common Stock reported as beneficially owned by the Partnership have been attributed to Mr. Drueke because he is the general partner of the Partnership.  The number of shares of the Common Stock reported in this subsection (a)(ii) as beneficially owned by Mr. Drueke also includes 25,110 shares of the Common Stock he jointly owns with his spouse, Mary Jo Drueke (“Mrs. Drueke”).  As of November 21, 2007, Mr. Drueke is also the beneficial owner of 18,800 shares of the Preferred Stock or approximately 5.0% of the Company’s Preferred Stock issued and outstanding as of September 30, 2007.  Mr. Drueke, in his capacity as the beneficial holder of voting and investment authority of more than 5% of the Preferred Stock of the Issuer pursuant to Reg. 13d-3, separately files statements pursuant to Section 13 of the Securities Exchange Act of 1934, as amended with respect to the Preferred Stock.

                (b)           (i)            The Partnership has the sole power to vote, or to direct the voting of, all of the shares of the Common Stock reported as owned beneficially by it in the response to subsection (a)(i) of this Item 5.  The Partnership has the sole power to dispose of, or to direct the disposition of, all of the shares of the Common Stock reported as owned beneficially by it in the response to subsection (a)(i) of this Item 5.

(ii)           Mr. Drueke has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 17,100 of the shares of the Common Stock reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5.  Mr. Drueke is deemed to have share the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 25,110 shares of the Common Stock he owns jointly with Mrs. Drueke and reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5, and 279,400 of the shares of the Common Stock owned by the Partnership and reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5.

(A)          Mrs. Drueke’s full name is Mary Jo Drueke.

(B)           The residence address of Mrs. Drueke is 8851 River Ridge, Middleville, Michigan 49333.

(C)           Mrs. Drueke is a self-employed psychologist at 3310 Eagle Park Drive, Suite 105, Grand Rapids, Michigan 49525.

(D)          During the last five years, Mrs. Drueke has not been convicted in a criminal proceeding.

(E)           During the last five years, Mrs. Drueke has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)           Mrs. Drueke is a citizen of the United States.

(c)           It is believed that none of the Reporting Persons have personally effected any transactions in the Common Stock in the last 60 days except as indicated below:

Party	Type of Transaction	Type of Security	Date	# of Shares	Price Per Share
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	11/13/07	366.65
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	11/19/07	100.65
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	11/20/07	4,534.65
Mr. Drueke	Open Market Purchase	Common Stock	11/27/07	5,000.61
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/03/07	600.55
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/06/07	200.55
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/07/07	2,700.55
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/10/07	200.55
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/11/07	200.55
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/12/07	200.55
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/13/07	200.55
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/14/07	2,700.55
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/17/07	5,000.50
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/17/07	3,000.55
Mr. Drueke	Open Market Purchase	Common Stock	12/20/07	3,900.52
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/24/07	5,000.50
Mr. Drueke	Open Market Purchase	Common Stock	12/28/07	5,000.53
Mr. and Mrs. Drueke	Open Market Purchase	Common Stock	12/31/07	110.50

 (d)          (i)            The Partnership has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of the Common Stock reported as owned beneficially by it in the response to subsection (a)(i) of this Item 5.

(ii)           Mr. Drueke has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of the Common Stock reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5.

(iii)          Mrs. Drueke has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of the Common Stock reported as owned jointly with Mr. Drueke in response to subsection (a)(ii) of this Item 5.

(e)           Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO

                                SECURITIES OF THE ISSUER.

No Reporting Person has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL FILED AS EXHIBITS.

None.

SCHEDULE 13D

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORDRUK INVESTMENT COMPANY LIMITED PARTNERSHIP

By:	/s/ Paul C. Drueke	Dated January 17, 2008
Name:	Paul C. Drueke
Title:	General Partner

/s/ Paul C. Drueke		Dated January 17, 2008
Paul C. Drueke

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)